

Mail Stop 4631

June 26, 2009

By U.S. Mail

Mark A. Kimball
Senior Vice President
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, MN 55442

Re: Select Comfort Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2009
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed March 19, 2009
File No. 000- 25121

Dear Mr. Kimball:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A Filed June 1, 2009

General

1.   The proposals covered by your proxy statement trigger the disclosure requirements of Item 11 of Schedule 14A. These requirements, in turn, trigger the disclosure requirements of Item 13(a) of Schedule 14A. See paragraph (e) of Item 11. As you appear to be relying on Item 13(b) of Schedule 14A to incorporate by reference into the proxy statement the information required by Item 13(a), please disclose on the last page

of the proxy statement the information you are incorporating by reference. Please refer to Item 13(c) of Schedule 14A. In addition, because the aggregate market value of your public float is less than $75 million, you do not appear to be S-3 eligible and thus you cannot rely on Item 13(b)(1). Since you must rely on Item 13(b)(2) instead, please confirm that the information required by Item 13(a) is contained in an annual report to security holders or a previously-filed statement or report and that you are delivering such report or statement to shareholders along with your definitive proxy statement for the special meeting. Finally, please disclose in the proxy statement that it is accompanied by such report or statement.

2.   Please revise your disclosure to include pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the impact of the material terms of the Sterling Transaction on your consolidated financial statements. As an amendment to your Credit Agreement will be effective upon the closing of the Sterling Transaction, please also include the impact of this amendment to your consolidated financial statements in the pro forma financial information presentation as appropriate. Please refer to Note (a) and Item 14(b)(11) of Schedule 14A and Articles 11-01(a)(8) and 11-02 of Regulation S-X for guidance.

3.   Please revise your disclosure to include the historical and pro forma per share data contemplated by Item 14(b)(10) of Schedule 14A.

Questions and Answers About the Sterling Transaction, page 4

Q: How does our Board of Directors recommend that I vote with respect to the Sterling Transaction?, page 4

4.   Please revise your disclosure to indicate that the board majority was seven to two. In this regard, we note the disclosure in the second paragraph under "Board of Directors Recommendation" on page 21. Please also revise to discuss the role of the special committee, as discussed on page 22.

Sterling Transaction, page 10

Purpose and Background of the Sterling Transaction, page 11

5.   The disclosure throughout this section regarding the alternate proposals from Investors A, B and D does not indicate in sufficient detail the reasons why these proposals were not pursued further. For example, there is no disclosure regarding the proposal of Investor A following the January 16, 2009 offer or the proposal of Investor B following the December 2, 2008 offer. Further, the general discussion in the last paragraph on page 15 does not provide security holders with a substantive explanation for why the proposal of Investor D was not pursued. Please revise accordingly throughout this section with respect to these alternate proposals.

6.   Please ensure that the material terms of each alternate proposal offered by Investors A, B, C and D are disclosed in this section. For example, the details of Investor A's January 16, 2009 offer are not disclosed, nor are the details of Investor C's January 14, 2009 offer.

7.   We note the significant role of your lenders in the negotiation and consideration of the various proposals. For example, you terminated negotiations with Investor C because the terms of its offer were not acceptable to your lenders. Please discuss in greater detail the role of your lenders in the negotiations with Sterling, as well as their role in your consideration of the rights offering.

8.   Please discuss in greater detail the negotiations of the material terms of the securities purchase agreement, including the governance, standstill, fee expense reimbursement and the termination fee provisions. Please also discuss the negotiations of the material terms of the ancillary agreements, including the management services agreement.

9.   We note the increase in Sterling's offer from $0.40 per share to $.70 per share on May 15, 2009. Please provide comparative share price information for this increased offer price at the time the board of directors approved the transaction. In this regard, we note the disclosure on page 24 that Sterling's offer price represented a significant discount to the market price of your common stock at the time the board of directors approved the transaction.

Board of Directors Recommendation, page 21

10.   Please revise your disclosure to name the two members of your board who voted against the transaction and explain in greater detail why they believed it would be in the best interests of your shareholders and your company to pursue a registered rights offering to existing shareholders.

Opinion of Duff & Phelps, LLC, Financial Advisor to the Select Comfort Board of Directors, page 24

11.   We note the limitation on reliance by shareholders in the fairness opinion provided by Duff & Phelps and the disclosure on page 25 regarding such limitation under "Opinion of Duff & Phelps, LLC, Financial Advisor to the Select Comfort Board of Directors." Because it is inconsistent with the disclosures relating to the opinion, please delete this limitation. Alternatively, please disclose the basis for Duff & Phelps' belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law. In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on

the rights and responsibilities of the board of directors under applicable state law. Finally, please disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

12.   Please disclose that Duff & Phelps has consented to the discussion of its opinion in the proxy statement, the reproduction of its opinion as an annex to the proxy statement and being named in the proxy statement.

13.   Please revise the first sentence of the second paragraph on page 28 to remove the disclosure that the summary is qualified by reference to the text of the opinion.

Summary of Financial Analyses by Duff & Phelps, page 28

14.   It appears that Duff & Phelps' fairness determination was based solely on a comparison of two alternatives - consummating the Sterling transaction and not consummating the transaction and entering into a revised arrangement with your Lenders. It does not appear that other alternatives were considered in the fairness determination, such as a rights offering or the other alternate proposals the company had considered. Please explain in reasonable detail why the opinion was limited in this manner and the board's consideration of this limitation in approving the transaction.

Discounted Cash Flows Analysis, page 29

15.   Please provide us with a copy of the financial projections for 2009 through 2011 that your management provided to Duff & Phelps. Please note that we may have additional comments based on our review of the projections.

16.   We note your disclosure about the discount rate assumptions used by Duff & Phelps. We also note your references to other, unidentified assumptions (e.g., in the second full paragraph in this sub-section). Please revise your disclosure to provide a materially complete description of all the key assumptions used by Duff & Phelps to perform its discounted cash flows analysis.

Selected Public Company Analysis, page 29

17.   We note your disclosure about your characteristics and the characteristics of the companies used by Duff & Phelps for its selected public companies analysis. We also note your references to other, unidentified factors. Please revise your disclosure to provide a materially complete description of all the key factors used by Duff & Phelps to perform its selected public companies analysis. In doing so, please clarify which of the eleven named companies Duff & Phelps used for this analysis. We believe your current disclosure in this regard is ambiguous.

Effects of the Sterling Transaction on Shareholders, page 33

18.   Please expand the disclosure in this section to discuss the fact that the Sterling transaction was structured to remove any limitation on the ability of Sterling to effect a business combination with the company to acquire the remaining 48% interest.

Amend Articles to Increase Authorized Common Stock, page 50

Board of Directors Recommendation, page 51

19.   Please revise your disclosure to provide the board vote that approved the proposal (e.g., unanimous or seven to two majority).

Amend Articles to Change Voting Standard for Elections of Directors to a Plurality and Make Other Immaterial Changes, page 52

20.   Please revise your disclosure to provide the board vote that approved the proposal (e.g., unanimous or seven to two majority).

Cautionary Statement Concerning Representations and Warranties Contained in the Securities Purchase Agreement and Related Agreements, page 58

21.   We note your cautionary statement concerning the representations and warranties in the securities purchase agreement and related agreements. We also note the similar disclosure on page 37 at the beginning of the summary of the representations and warranties in the securities purchase agreement. Please note that disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Form 10-K for the Fiscal Year Ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 31

22.   In future filings, please quantify the impact of the factors you identify that contributed to fluctuations in the line items discussed. For example, you attribute the decline in gross profit rate to higher fuel prices, increased production costs, fire-retardant products, deleveraging impact of the decline in net sales, and pricing initiatives implemented. However, you did not quantify the impact each of these factors had to the gross profit rate recognized. Please refer to Item 303(A)(3)(i) of Regulation S-X.

23.   We note your disclosure on page 21 that concerns regarding the potential that your products could develop mold had an adverse impact to your sales in fiscal year 2008. However, we did not note reference to this issue as an underlying reason for the decline in volume for fiscal year 2008. In future filings, please ensure your analysis of the factors impacting the line items comprising net income, including net sales, provides investors with a complete analysis of the known material trends, events, demands, commitments and uncertainties that explains the underlying material causes of the matters described. For example, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share could be explanations for a decline in volume. Please refer to Section 501.12.b.4. of the Financial Reporting Codification for guidance.

24.   We note that your warranty costs have impacted operating (loss) income from 11.6% in fiscal year 2008 to 23.8% in fiscal year 2007 and 18.6% in fiscal year 2007. Further, we note that your deductions from reserves, which we assume represents warranty settlements, exceeded your beginning warranty liability balance for each period presented. As such, please include a discussion and analysis of your warranty costs to your operating results and also address the impact these costs have had to your liquidity.

Liquidity and Capital Resources, page 35

25.   We note that your revolving credit facility requires you to comply with certain financial covenants. In future filings, please disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants. This disclosure will allow an investor to easily understand the extent to which you not incompliance with your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

26.   We note that you are subject to certain covenants in connection with the GE Money Bank Agreement that you did not meet as of January 3, 2009. In future filings, please disclose the minimum/maximum financial covenants required to be met along with the actual amounts recognized as of the most recent balance sheet. Please also include an explanation as to the consequences of not meeting the financial covenants. In addition, we note that you were required to provide GE Money Bank with a $2.7 million letter of credit as collateral security for not meeting the financial covenants. Please explain the purpose of the letter of credit, including what the collateral is. Please also explain in what circumstances GE Money Bank could draw on the letter of credit. Please provide us with the disclosure you intend to include in future filings.

Critical Accounting Policies and Estimates, page 38

27.   We note that property and equipment, net represents your largest asset for which you recognized a $7 million impairment charge during fiscal year 2008. To allow investors to better understand the $7 million impairment charge recognized, please disclose the number of stores the impairment charges relates and the remaining carrying value of those stores subsequent to the impairment charge. We further note that a prolonged economic slowdown or further deterioration of consumer spending could result in future impairment charges. To allow investors to better understand the value of your property and equipment, net that is at-risk for future impairment given the uncertainty as to when the current economic environment will begin to improve, please disclose the number of under-performing stores and the carrying value of the corresponding assets for those stores. In this regard, Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." Please provide us with the disclosures you intend to include in future filings to provide investors with a better understanding regarding the material uncertainties, if any, over the recoverability of your property and equipment, net.

28.   In future filings, please disclose whether there have been any material differences between estimated sales returns and actual sales returns. If actual sales returns have materially differed from your estimates, please provide investors with an explanation for the material differences.

General – Notes to Consolidated Financial Statements

29.   We note various references to workforce reductions, store closings, supply chain cost reductions and other restructuring activities in your fiscal year 2008 Form 10-K and your subsequent Form 10-Q. However, you have not provided any disclosures regarding these restructuring activities in your footnotes in accordance with paragraph 20 of SFAS 146. While we note you have provided disclosures regarding expected cost savings within MD&A, please also include the other disclosures requested by SAB Topic 5:P.4 including the impact of these activities to your current and future liquidity. Please include such disclosures in future filings. If you do not believe such disclosures are required in future filings, please provide us with a detailed explanation supporting your position.

(1) Business and Summary of Significant Accounting Policies, page 50

Warranty Liabilities, page 53

30.   Please revise your presentation of your warranty liability rollforward to present the line items required by paragraph 14 of FIN 45 in future filings.

(10) Commitments and Contingencies, page 65

31.   In future filings, please revise your disclosure regarding various other legal proceedings to address your conclusions regarding the materiality of these loss contingencies to your liquidity in addition to your results of operations and financial position. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, financial position and/or liquidity, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5. Further, if you believe you could have material cash payments, please also address the need to provide disclosure of the cash payments and the anticipated timing of those cash payments. Please provide us with the disclosure you intend to include in future filings.

32.   We note your disclosure on page 21 that you experienced product liability litigation in 2008 related to the alleged propensity for your products to develop mold. Please confirm to us that you believe it is remote that this litigation, individually and in the aggregate, will be material to your results of operations, financial position and/or liquidity. Otherwise, please provide the disclosure required by paragraphs 9-10 of SFAS 5 and Questions 2 and 3 of SAB Topic 5:Y in future filings. Please provide us with the disclosures you intend to include in future filings.

*   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, staff accountant, at (202) 551-3736 or Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or Andy Schoeffler, staff attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas R. Marek   , Esq. (Via Facsimile 612-607-7100)